Page 1 of 11


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                         NORLAND MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  656031-10-1
                                 (CUSIP Number)


                               Reynald G. Bonmati
                                 Premium Point
                             New Rochelle, NY 10801
                                (914) 576--1595

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits, should be filed with the Commission. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP NO. 656031-10-1                                    Page 2 of 11

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Norland Partners, L.P.
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS) (a) ( )
                            (b) (x)
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              OO
-------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e) (  )
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              A Delaware limited partnership
-------------------------------------------------------------------------------
NUMBER OF     7     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON
WITH                0
             ------------------------------------------------------------------
              8     SHARED VOTING POWER

                    0

             ------------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    0

             ------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                    0
-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )

-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN
-------------------------------------------------------------------------------

CUSIP NO. 656031-10-1                                    Page 3 of 11

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Novatech Management Corporation (the stockholders of which are
               Reynald G. Bonmati and Albert S. Waxman)

-------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)     (a) ( )
                                    (b) (x)
-------------------------------------------------------------------------------
3            SEC USE ONLY

-------------------------------------------------------------------------------
4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

             00
-------------------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) (  )
-------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             A Delaware corporation
-------------------------------------------------------------------------------
             7    SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY      0
OWNED BY
EACH
REPORTING
PERSON
WITH
             ------------------------------------------------------------------
             8    SHARED VOTING POWER

                  0
             ------------------------------------------------------------------
             9    SOLE DISPOSITIVE POWER

                  0

             ------------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  0

-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
-------------------------------------------------------------------------------

CUSIP NO. 656031-10-1                                    Page 4 of 11

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Bones, L.L.C. (the managing members of which are Reynald G. Bonmati and Hans Schiessl)

-------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (SEE INSTRUCTIONS)     (a) ( )
                                    (b) (x)
-------------------------------------------------------------------------------
3            SEC USE ONLY

-------------------------------------------------------------------------------
4            SOURCE OF FUNDS (SEE INSTRUCTIONS)

             00

-------------------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e) (  )
-------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             A Delaware limited liability company
-------------------------------------------------------------------------------
             7   SOLE VOTING POWER
NUMBER OF
 SHARES
BENEFICIALLY     10,234,833
OWNED BY
EACH
REPORTING
PERSON
WITH
             ------------------------------------------------------------------
             8   SHARED VOTING POWER

                 500,000


             ------------------------------------------------------------------
             9   SOLE DISPOSITIVE POWER

                 10,234,833

             ------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER

                 500,000


-------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,734,833
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

-------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.4%
-------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


             00
-------------------------------------------------------------------------------

CUSIP NO. 656031-10-1                                    Page 5 of 11

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Albert S. Waxman
-------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
              (a) ( )
              (b) (x)
-------------------------------------------------------------------------------
3             SEC USE ONLY

-------------------------------------------------------------------------------

4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              00

-------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States citizen
-------------------------------------------------------------------------------
NUMBER OF
SHARES        7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON             1,685,578
WITH
              -----------------------------------------------------------------
              8    SHARED VOTING POWER

                   0


              -----------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER

                   1,685,578

              -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0

-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,685,578

-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )

-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.5%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
-------------------------------------------------------------------------------

CUSIP NO. 656031-10-1                                    Page 6 of 11


                           Statement on Schedule 13D/A

         This Amendment amends and supplements the Statements on Schedule 13D of the undersigned filed with the Securities and Exchange Commission on January 11, 1999, April 12, 1999 and June 17, 1999 (collectively, as last amended, the "Original Statement") with respect to the beneficial ownership by such persons of shares of common stock, $.0005 par value per share ("Common Stock"), of Norland Medical Systems, Inc., a Delaware corporation (the "Issuer"). The filing of this Amendment is occasioned by certain transfers of the shares as described herein. Except as set forth below, the information contained in the Original Statement is unchanged.

         As of December 31, 1999, Norland Partners, L.P. ("Norland Partners") distributed all of the 7,735,201 shares of Common Stock of the Issuer owned by it to its partners in the following amounts: (i) 35,266 shares to John W. Buckman, a former associate of Novatech Management Corporation ("Novatech Management"), the general partner of Norland Partners; (ii) 2,975,106 shares to Novatech Management; (iii) 2,397,846 shares to Novatech Ventures L.P. ("Novatech Ventures"); and (iv) 2,326,983 shares to certain other partners (individuals and entities) of Norland Partners otherwise unrelated to Issuer.

         Novatech Management, after acquiring the 2,975,106 shares from Norland Partners on December 31, 1999, immediately distributed such shares, along with 369,049 shares it previously owned, to its two shareholders, Albert Waxman, who received 1,685,578 shares, and Reynald G. Bonmati, who received 1,685,577 shares. Mr. Bonmati has filed his own amended Schedule 13D with respect to his beneficial ownership of securities of the Issuer.

         Novatech Ventures, after acquiring the 2,397,846 shares of Common Stock on December 31, 1999 from Norland Partners, immediately distributed such shares to its partners in the following amounts: (i) 847,454 shares to Bones, L.L.C. ("Bones"); (ii) 240,524 shares to Michael Huber, a Director of the Issuer; (iii) 295,290 shares to Mary Baker, wife of James Baker, a Director of the Issuer;
(iv) 558,801 shares to Reynald G. Bonmati, the Chairman of the Board, President, Treasurer and a Director of the Issuer, in repayment of an advance to the partnership in the amount of $311,706; (v) 3,089 shares to Sandrine Bonmati Trust in repayment of an advance to the partnership in the amount of $1,723;
(vi) 21,767 shares to Chrystele Bonmati Trust, in repayment of an advance to the partnership in the amount of $12,142; and (vii) 430,921 shares to certain partners (individuals and entities) of Novatech Ventures otherwise unrelated to the Issuer or its officers or directors.

CUSIP NO. 656031-10-1                                    Page 7 of 11

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the Issuer, Norland Medical Systems, Inc. The principal executive office of the Issuer is located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

ITEM 2.  IDENTITY AND BACKGROUND.

         The Amended Statement is being filed jointly by Norland Partners, Novatech Management, Bones and Albert S. Waxman.

         Norland Partners is a Delaware limited partnership with an address at Premium Point, New Rochelle, New York 10801. The principal business of Norland Partners is that of a private investment fund. Norland Partners no longer beneficially owns any shares of the Issuer. Accordingly, pursuant to regulation section 240.13d-2, Norland Partners is not required to make any additional filings unless it hereafter becomes the beneficial owner of more than five percent of the class and is required to file pursuant to section 240.13d-1.

         The sole general partner of Norland Partners is Novatech Management, a Delaware corporation with an address at Premium Point, New Rochelle, New York 10801. Mr. Bonmati, whose residence address is Premium Point, New Rochelle, New York 10801, and Dr. Waxman, whose address is provided below, are the directors, executive officers and stockholders of Novatech Management Corporation. Novatech Management no longer beneficially owns any shares of the Issuer. Accordingly, pursuant to regulation section 240.13d-2, Novatech Management is not required to make any additional filings unless it hereafter becomes the beneficial owner of more than five percent of the class and is required to file pursuant to section 240.13d-1.

         Bones is a Delaware limited liability company with an address at Premium Point, New Rochelle, New York 10801. The principal business of Bones is that of a private investment firm. The managing members of Bones are Reynald G. Bonmati and Hans Schiessl.

         Albert S. Waxman is a United States citizen with an address at 137 East Inlet Drive, Palm Beach, Florida 33480. The principal occupation or employment of Dr. Waxman is that of Senior Managing Partner, Psilos Group Managers, LLC, an investment firm. Dr. Waxman is a Director of the Issuer, and a principal shareholder of Novatech Management. This is Dr. Waxman's initial Schedule 13D filing.

CUSIP NO. 656031-10-1                                    Page 8 of 11

         During the past five years, none of the foregoing parties, including any of their executive officers or directors, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         This Amendment is being filed as a result of the transactions described above. The reporting persons have no present plans or proposals that relate to or would result in or cause:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 656031-10-1                                    Page 9 of 11

         (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

         The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 12, 1999, there were 25,956,278 shares of Common Stock of the Issuer outstanding.

                  (1) As of December 31, 1999, Norland Partners has distributed all of its 7,735,201 shares of Common Stock to its partners. Norland Partners currently does not beneficially own any shares, or 0% of the outstanding Common Stock of the Issuer.

                  (2) As of December 31, 1999, Novatech Management, which acquired 2,975,106 shares of Common Stock from Norland Partners, distributed all of its shares, including 369,049 shares it previously owned, to its two shareholders, Albert Waxman and Reynald G. Bonmati. Novatech Management Corporation currently does not beneficially own and shares, or 0% of the outstanding Common Stock of the Issuer.

                  (3) As of December 31, 1999, Bones acquired 847,454 additional shares of Common Stock from Novatech Ventures. Bones may currently be deemed to beneficially own 10,734,833 shares of the Issuer's Common Stock, which represents 41.4% of the outstanding Common Stock.

                  (4) As of December 31, 1999, Albert Waxman acquired 1,685,578 shares when Novatech Management distributed all of its shares between its two shareholders. Mr. Waxman may currently be deemed to be a beneficial owner of 1,685,578 shares of the outstanding Common Stock (or 6.5% of the total outstanding).

         (b) Norland Partners has sole power to vote and dispose of 0 shares of Common Stock and shared power to vote and dispose of 0 shares of Common Stock.

CUSIP NO. 656031-10-1                                    Page 10 of 11

Novatech Management has sole power to vote and dispose of 0 shares of Common Stock and shared power to vote and dispose of 0 shares of Common Stock. Bones has sole power to vote and dispose of 10,234,833 shares of Common Stock representing 39.43% of the outstanding Common Stock and has, as a result of being the control shareholder of NNS BV, shared power to vote and dispose of 500,000 shares. Mr. Waxman has sole power to vote and dispose of 1,685,578 shares of Common Stock, representing 6.49% of the total outstanding, and does not have any shared power to vote and dispose of any additional shares.

         (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

         (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of, the Issuer that are owned beneficially by the reporting persons.

         (e) Norland Partners and Novatech Management each ceased to be beneficial owner of more than five percent of the Common Stock on December 31, 1999. Accordingly, pursuant to Regulation Section 240.13d-2, neither is not required to make any additional filings unless either hereafter becomes the beneficial owner of more than five percent of the class and is required to file pursuant to 240.13d-1. Item 5(e) is not applicable to Bones or Dr. Waxman.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO THE
         SECURITIES OF THE COMPANY

         Pursuant to the Norland Partners Partnership Agreement, the shares distributed by Norland Partners to its partners on December 31, 1999 were valued at the average of the closing bid and ask prices for the last five trading days ending on the day of the transfer. Such shares were valued at $0.55781 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)  Exhibit 1 -  Joint Filing Agreement.

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, each of Norland Partners, Novatech Management Corporation, Bones and Albert S. Waxman certifies that the information set forth in this statement is true, complete and correct.


Date: January 14, 2000

                             NORLAND PARTNERS, L.P.
                             By: Novatech Management Corporation,
                                 General Partner


                           By:Reynald G. Bonmati
                              _______________________
                              Reynald G. Bonmati
                              President

                              NOVATECH MANAGEMENT CORPORATION


                           By: Reynald G. Bonmati
                               _______________________
                               Reynald G. Bonmati
                               President


                               BONES, L.L.C.



                           By: Reynald G. Bonmati
                               ________________________
                               Reynald G. Bonmati
                               Managing Member


                           Albert S. Waxman
                           ____________________________
                           Albert S. Waxman